130 Adelaide Street West, Suite 701

Toronto, Ontario, Canada M5H 2K4

+39-391-306-4134

November 5, 2018

  VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Mitchell Austin

Re: Newgioco Group, Inc.

Registration Statement on Form S-1 (as amended)

File No: 333-228022

Ladies and Gentlemen:

Newgioco Group, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-228022), to become effective on Tuesday, November 6, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

NEWGIOCO GROUP, INC.

By: /s/ Michele Ciavarella
Name:	Michele Ciavarella
Title:	Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP